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                    Thornburg Mortgage Funding Corporation
                             119 East Marcy Street
                          Santa Fe, New Mexico 87501

                                August 3, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Kim Mazur

RE:  Thornburg Mortgage Funding Corporation (the "Company")
     Registration Statement on Form S-3, Filed on September 30, 1998 (File No. 333-64841).

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Dear Ms. Mazur:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form S-3 (File No. 333-64841) (the "Registration Statement"). The Company decided to pursue a private placement of funds and, therefore, elected not to complete the registration of securities for a public offering. No securities were sold under the Registration Statement.

     The Company further requests that an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     In order for us to confirm the granting of such order, please fax a copy of such order to Michael Jeffers of Jeffers, Shaff & Falk, LLP, counsel to the Company, at (949) 660-7799. Should you have any questions concerning the foregoing, please contact Michael Jeffers at (949) 660-7700. Thank you.

                              Very truly yours,

                              THORNBURG MORTGAGE FUNDING CORPORATION

                              /s/ Larry A. Goldstone
                              ----------------------

                              Larry A. Goldstone, President